August 7, 2019

Huazhi Hu
Chairman of the Board of Directors and Chief Executive Officer
EHang Holdings Ltd
Building C, Yixiang Technology Park
No.72 Nanxiang Second Road, Huangpu District
Guangzhou, 510700
Peoples Republic of China 020-29028899

       Re: EHang Holdings Ltd
           Amendment No. 1 to
           Draft Registration Statement on Form F-1
           Submitted July 23, 2019
           CIK 0001759783

Dear Mr. Hu:

       We have reviewed your amended draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note other wise, our reference to our prior comments are to comments in our July 5, 2019 letter

Amended Draft Registraiton Statement on Form F-1 Submitted July 23, 2019

Marketing and Sales
Contracts with Our Customers and Partners, page 114

1. We note the revised disclosure in response to comment 4, including the statement that your passenger-grade AAVs and some non-passenger-grade AAVs are "subject to an uncertain or lengthy approval process." Please clarify the contracts that require "the receipt of applicable regulatory approvals" as a condition, and provide context to the
 Huazhi Hu
EHang Holdings Ltd
August 7, 2019
Page 2
      statement in the last risk factor on page 14 and elsewhere regarding uncertain and lengthy approvals. For example, what is the average length of time to obtain approval? What percentage of your contracts have received required approvals? Based on the revised disclosure on pages 77 and 103 it appears you have not received any approvals for the commercial operations of your AAVs.
       You may contact Melissa Gilmore at 202-551-3777 or Doug Jones at 202-551-3309 if
you have questions regarding comments on the financial statements and related matters. Please contact Michael Killoy at 202-551-7576 or James Lopez at 202-551-3536 with any other questions.



                                                           Sincerely,
FirstName LastNameHuazhi Hu
                                                           Division of
Corporation Finance
Comapany NameEHang Holdings Ltd
                                                           Office of
Transportation and Leisure
August 7, 2019 Page 2
cc:       Will Cai
FirstName LastName